SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2

(Amendment No. 1)

HORIZON LINES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

      44044K101
(CUSIP Number)

                  July 3, 2012

(Date of Event Which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44044K101	13 G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Virginia Retirement System (“VRS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 1,316,803
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,316,803
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.10%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 44044K101	13 G	Page 3 of 6 Pages

ITEM 1.
	(a)	Name of Issuer: Horizon Lines, Inc. (“Horizon”)
	(b)	Address of Issuer’s Principal Executive Offices:
4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

ITEM 2.
	(a)	Name of Person Filing:
Virginia Retirement System (“VRS”)
	(b)	Address of Principal Business Office:
1200 East Main Street
Richmond, Virginia
23219
	(c)	Citizenship:
Virginia
	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number: 44044K101

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	f.	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F)

CUSIP No. 44044K101	13 G	Page 4 of 6 Pages

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
1,316,803
(b)	Percent of class:
4.10%
The percent of class is based on 32,082,256 shares of Common Stock outstanding as of July 3, 2012, based on information provided by Horizon.
The Common Stock reported as beneficially owned by VRS in this Schedule 13G includes shares of Common Stock held by VRS.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
0
	(ii)	Shared power to vote or to direct the vote:
1,316,803
	(iii)	Sole power to dispose or to direct the disposition of:
0
	(iv)	Shared power to dispose or to direct the disposition of:
1,316,803

ITEM 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

CUSIP No. 44044K101	13 G	Page 5 of 6 Pages

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group
Not applicable

ITEM 9.	Notice of Dissolution of Group
Not applicable

ITEM 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44044K101	13 G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2012

VIRGINIA RETIREMENT SYSTEM

By: /s/ Curtis M. Mattson
Name: Curtis M. Mattson
Title: Chief Administrative Officer